UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Steel Partners Holdings L.P.

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

85814R107

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners, Ltd.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

WGL CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

COLORADO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,362,920
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,362,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,362,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.7%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,493,811
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,493,811
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,493,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.3%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

SPH SPV-I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,540,706
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,540,706
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,540,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,537,623
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,034,517
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,537,623
	10	SHARED DISPOSITIVE POWER

8,034,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,572,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.2%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,008,026
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		37,306
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,008,026
	10	SHARED DISPOSITIVE POWER

37,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,045,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

EMH HOWARD LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		37,306
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

37,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 85814R107

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Units reported owned by each person named herein is based upon 25,710,261 Common Units outstanding as of October 31, 2018, based on the Issuer’s Form 10-Q filed on November 1, 2018.

As of the close of business on the date hereof, WGL owned directly 6,362,920 Common Units, constituting approximately 24.7% of the Common Units outstanding. By virtue of their relationship with WGL discussed in further detail in Item 2, each of SPL and Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by WGL.

As of the close of business on the date hereof, SPL owned directly 130,891 Common Units, constituting less than 1% of the Common Units outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by SPL.

As of the close of business on the date hereof, SPH SPV owned directly 1,540,706 Common Units, constituting approximately 6.0% of the Common Units outstanding. By virtue of his relationship with SPH SPV discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by SPH SPV.

As of the close of business on the date hereof, Warren G. Lichtenstein owned: (i) directly 1,037,623 Common Units, constituting approximately 4.0% of the Common Units outstanding, and (ii) indirectly, through a grantor retained annuity trust of which Mr. Lichtenstein is trustee, 500,000 Common Units, constituting approximately 1.9% of the Common Units outstanding, which, together with the Common Units owned directly by WGL, SPL and SPH SPV that Mr. Lichtenstein may also be deemed to beneficially own, constitute approximately 37.2% of the Common Units outstanding.

As of the close of business on the date hereof, EMH owned directly 37,306 Common Units, constituting less than 1% of the Common Units outstanding. By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Common Units owned directly by EMH.

As of the close of business on the date hereof, Jack L. Howard owned: (i) directly 1,679,178 Common Units, constituting approximately 6.5% of the Common Units outstanding, and (ii) indirectly, through trusts of which Mr. Howard is trustee, 2,328,848 Common Units, constituting approximately 9.1% of the Common Units outstanding, which, together with the Common Units owned directly by EMH that Mr. Howard may also be deemed to beneficially own, constitute approximately 15.7% of the Common Units outstanding. Mr. Howard’s direct ownership of securities of the Issuer reported herein includes securities held by an entity that is 100% owned by him.

8

CUSIP NO. 85814R107

Absent banking regulatory approval, voting rights are forfeited with respect to all Common Units in excess of 9.9%, and such Common Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes.

Mr. Lichtenstein holds directly 514,661 6.0% Series A Preferred Units of the Issuer (the “Preferred Units”), Mr. Howard holds directly 297,942 Preferred Units and EMH holds directly 108,190 Preferred Units. The Preferred Units currently do not have voting rights and may only be converted to Common Units in the Issuer’s discretion. Accordingly, Mr. Lichtenstein, Mr. Howard and EMH are not deemed to beneficially own the Common Units underlying their Preferred Units.

(b)       Each of WGL, SPL and Warren G. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by WGL. Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by SPL. Each of SPH SPV and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by SPH SPV. Mr. Lichtenstein has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by him. As trustee of the grantor retained annuity trust, Mr. Lichtenstein has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned indirectly by him through the grantor retained annuity trust.

Each of EMH and Jack L. Howard may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by EMH. Mr. Howard has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by him. As trustee of the trusts, Mr. Howard has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned indirectly by him through the trusts.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Common Units he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Units reported herein that he or it does not directly own.

(c)       There were no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 10, 2019, 602,500 Common Units held by WGL were pledged to UBS Bank USA (“UBS”) to secure a line of credit extended by UBS to SPL. Prior to any commencement of enforcement rights and remedies by UBS, WGL maintains the right to exercise all voting rights with respect to such Common Units and maintains the right to receive all cash dividends, interest and premiums declared and paid on such Common Units. In addition, WGL maintains the power to dispose such Common Units prior to any commencement of enforcement rights or remedies by UBS. Warren G. Lichtenstein provided a guaranty in favor of UBS in connection with the line of credit.

9

CUSIP NO. 85814R107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2019

WGL CAPITAL LLC

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

SPH SPV-I LLC

By:	Warren G. Lichtenstein, Managing Member

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	Attorney-in-Fact for Warren G. Lichtenstein

WARREN G. LICHTENSTEIN

/s/ Jack L. Howard
Jack L. Howard as Attorney-in-Fact for Warren G. Lichtenstein

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	Managing Member

/s/ Jack L. Howard
Jack L. Howard

10